
Mail Stop 4546

December 28, 2016

Mr. Andrew P. Smith
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard
Suite 550
Rockville, MD   20850

> **Re: Sucampo Pharmaceuticals, Inc.**
> **Form 8-K dated November 9, 2016**
> **Filed November 9, 2016**
> **File No. 1-33609**

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

1. You state "This press release contains non-GAAP earnings and adjusted EBITDA as listed in the first table above, which is GAAP net income before interest, tax, depreciation, amortization, stock option expense and intangible impairment." This description does not describe all the adjustments made to arrive at the non-GAAP measure. Please confirm that, in future similar exhibits, you will revise your narrative description of what your non-GAAP measure represents to be consistent with how those measures are determined as presented in the table.

Exhibit 99.2

2. Please confirm that, in future similar exhibits, you will include reconciliations to the most comparable GAAP measures as required by Rule 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance